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                                                          Schwab Advantage Trust
                                                           101 Montgomery Street
                                                        San Francisco, CA  94104


                              March 6, 1996



VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re:  Schwab Advantage Trust (Files Nos. 811-08980 and 33-89654):
              Withdrawal of Registration Statement Filed Pursuant to Rule 485(a)
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Dear Sir or Madam:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the Registration Statement of Schwab Advantage Trust on Form N-1A (the "Registration Statement") be withdrawn. The Registration Statement was filed on February 21, 1995.

         This withdrawal request is being made because Schwab Advantage Trust is filing an application with the Securities and Exchange Commission pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the "1940 Act") to cease to be an investment company. We respectfully request that the order withdrawing the Registration Statement be effective immediately.

         Please direct any questions regarding the enclosed to Martin E. Lybecker at (202) 626-3907. Thank you for your assistance.

                                                    Sincerely,


                                                    Charles R. Schwab
                                                    Charles R. Schwab*
                                                    Chairman


                                                    /s/ Martin E. Lybecker
                                                        -----------------------
                                                        *By Martin E. Lybecker
                                                            Attorney in Fact


cc:   David H. Lui, Esq.
      Maryellen Lundquist, Esq.
      Ana S. Canillas